Exhibit (a)(1)(P)

Excerpts from the Transcript of Omnicare Inc.’s Second Quarter 2004 Conference Call

July 26, 2004

Mr. Joel Gemunder:

And finally, we continue to be aggressive in our acquisition program. We already have several additional deals under way, and as we have noted before, there are larger number of potential acquisition opportunities out there, and we have added to our acquisition staff to accelerate our efforts in this area. In this environment, we see a very real benefit here, and quickly gaining economies of scale and other efficiencies.

So, bottom line, we have a number of initiatives already under way, some of which have already begun to lower costs and enhance margins, and some of which will take a bit longer to implement to have their desired effects. And now, before I turn this over to Dave, I’d like to give you a brief update on our tender offered to the shareholders of NeighborCare. We believe that the combination of Omnicare and NeighborCare is a compelling transaction that will create a premier institutional pharmacy, a stronger, more efficient company with greater resources to provide quality care and expanded services. This is why we have taken our offer directly to NeighborCare shareholders through our $30 per share cash tender offer. Omnicare and NeighborCare are a good strategic fit—given our complementary services and geographic coverage.

On an annualized proforma basis, the combined company would have revenues of approximately $5.5 billion and over $600 million in EBITDA before considering any potential synergies and the combination would increase the number of beds we serve by approximately 24%. In addition, we expect the NeighborCare transaction to be significantly accretive to Omnicare’s EPS. All in all, it’s a compelling opportunity for the NeighborCare shareholders. And for Omnicare shareholders, as well. This is even more true today. Based on the trends we are seeing with regard to pricing, and the overall drive to contain health care cost success in this industry is going forward — success in this industry going forward will increasingly belong to the participants who have economies of scale and the ability to be a sustained low-cost provider. We are as committed as ever to this transaction and remain a determined, disciplined buyer with a fully-financed tender offer. On July 13, the Federal Trade Commission requested additional information related to our HSR filing.

Their request extends the waiting period during which the FTC is permitted to review the transaction until 10 days after we have substantially complied with the request. Currently, we are working with the FTC to respond to it’s request for additional information and we will keep your posted on any new developments as the process moves along. Now I’d like to turn the call over the Dave, who will comment on our financial highlights and to Cheryl who will comment on selected operating metrics.

[Question and Answer]

. . .

A.J. Rice—Merrill Lynch—Analyst:

All right. I guess, you know, you’re outlining initiatives that you have to accelerate the implementation on to try to offset some of these pressures and you’re also talking about some new initiatives you’re undertaking. Does that make you — how does that make you look at the NCRX bid differently? If you have more internal issues to address, does that make it less attractive for you?

Mr. Joel Gemunder:

No. Not at all, A.J. Excuse me just a second while a clear my throat. I believe that NeighborCare is on a Rescot System, by and large, and that’s one of our 2 main platforms. So we wouldn’t have any problems in — of any significance in reorienting our computers, and all that would do would be to add to the leverage we would have in achieving the synergies. It would multiply the synergies by a significant — significantly. But it really would be a major multiplier. And it confirms our strategy of moving forward with the [NCRX] deal. Synergies are very important in a business where the government reimbursement — government controls the pricing by and large, and when they do, cost efficiencies are very, very important in doing well in that kind of an environment.

Mr. Rice:

Okay. Is there anything that you can say about the FTC review, and the scope of what they’re asking you to provide information on?

Mr. Gemunder:

My — my lawyers tell me nothing unusual. It’s moving a pace. As soon as we have something to say, we’ll say it, A.J. I wish I could be more forthcoming, but there’s nothing more for me to say at this time.

Mr. Rice:

Are you — will you plan to put out a release when you —

Mr. Gemunder:

Yes.

Mr. Rice:

Well, actually, I’m sure when you get clearance, but when you submit the data?

Mr. Gemunder:

I believe the way the rule works is when you — when they told us that we submitted the data that they need, there’s a 10-day period which begins, and at that point we put out a press release and say when that 10-day period begins to run. That’s what I’m told.

. . .

Joel Ray—Wachovia Securities—Analyst:

Okay. I have 1 final question. I don’t know. Do you have a share repurchase authorized now, and given the tender for NeighborCare, would that have any impact on your desire to potentially do a share repurchase?

Mr. Gemunder:

We’d have to consider that. I haven’t taken that up looking forward, but I have to sit down and talk to our bankers and see how they feel about that. I’m not averse to it, but we also have to pay down debt as well.

Mr. Froesel:

Correct.

Mr. Gemunder:

So we have to — we would certainly review it.

Mr. Ray:

Okay. Well, thank you very much.